UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, October 16, 2023—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including October 9 through 13, 2023, Seadrill purchased a total of 481,006 shares at an average price of $43.08 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
9 Oct. 2023	OSE	20,758	43.83	909,925
9 Oct. 2023	NYSE	102,450	43.13	4,418,730
10 Oct. 2023	OSE	12,321	43.45	535,293
10 Oct. 2023	NYSE	82,765	42.99	3,557,985
11 Oct. 2023	OSE	13,464	42.98	578,701
11 Oct. 2023	NYSE	78,000	42.46	3,311,630
12 Oct. 2023	OSE	7,635	43.27	330,329
12 Oct. 2023	NYSE	88,896	43.22	3,841,961
13 Oct. 2023	OSE	9,717	43.75	425,166
13 Oct. 2023	NYSE	65,000	43.26	2,811,608
Period total	OSE	63,895	43.50	2,779,414
	NYSE	417,111	43.01	17,941,913
	Total	481,006	43.08	20,721,327
Previously disclosed totals (accumulated)	OSE	211,386	45.83	9,687,253
	NYSE	1,509,967	45.28	68,374,981
	Total	1,721,353	45.35	78,062,234
Program total	OSE	275,281	45.29	12,466,667
	NYSE	1,927,078	44.79	86,316,894
	Total	2,202,359	44.85	98,783,561

The issuer’s holding of own shares: 2,202,359

Following the completion of the above transactions, Seadrill Limited owned a total of 2,202,359 of its own shares, corresponding to 2.76% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 16, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.